SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT
TO RULE 13d-2(a)

(Amendment No.           )*

St. Bernard Software, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

85228F202

(CUSIP number)

RWI Ventures II, L.P.
900 E. Hamilton Avenue, Suite 100
Campbell, CA 95008
(408) 879-7343

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 2, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

(Continued on the following pages)

(Page 1 of 10 Pages)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 85228F202	13D	Page 2 of 10 pages

1.	NAMES OF REPORTING PERSONS William R. Baumel
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,690,679(2)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,690,679(2)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,690,679(2)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 9.0% (3)
14.	TYPE OF REPORTING PERSON IN

(1)  This Schedule 13D is filed by RWI Ventures II, L.P., (“RWI”), RWI Ventures Management II, LLC (“RWIM”), William R. Baumel (“Baumel”) and Mark J. Foley (“Foley” and collectively with RWI and RWIM, and Baumel, the “Reporting Persons”).  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)  Includes (a) 718,357 shares of Common Stock of the Issuer, (b) warrants to purchase up to 69,550 shares of common stock of the Issuer at an exercise price of $1.10 per share and (c) 3% Convertible Notes due 2014 convertible at any time into 902,772 shares of common stock of the Issuer at a conversion price of $1.10.   The reported securities are owned directly by RWI Ventures II, L.P., and indirectly by RWI Ventures II Management LLC, as general partner of RWI Ventures II, L.P., and William R. Baumel and Mark J. Foley, as managing members of RWI Ventures II Management LLC. RWI Ventures II Management LLC, Mr. Baumel and Mr. Foley disclaim beneficial ownership of the reported securities except to the extent of their pecuniary interest therein.

(3)  All percentage ownership reported in this Schedule 13D is based on an aggregate of 18,745,094 shares of common stock, par value $.0.01 per share of the Issuer ("Common Stock") based upon the sum of (i) 13,391,439 shares of common stock, par value $.0.01 per share of the Issuer ("Common Stock"), outstanding as of May 7, 2010, as reported by the Issuer in its Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 7, 2010; (ii) 2,416,272 restricted shares of Common Stock issued in connection with an Asset Purchase Agreement, as reported by the Issuer in its Current Report on Form 8-K, filed with the Securities and Exchange Commission on August 3, 2010; and (iii) 2,727,272 shares of Common Stock reserved for conversion of the $3 million of convertible notes at $1.10 per share and 210,111 shares of Common Stock issuable upon the exercise of the warrants, both issued under the Securities Purchase Agreement, as reported by the Issuer in its Current Report on Form 8-K, filed with the Securities and Exchange Commission on August 3, 2010.

CUSIP No. 85228F202	13D	Page 3 of 10 pages

1.	NAMES OF REPORTING PERSONS Mark J. Foley
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,690,679(2)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,690,679(2)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,690,679(2)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 9.0% (3)
14.	TYPE OF REPORTING PERSON IN

(1)  This Schedule 13D is filed by RWI Ventures II, L.P., (“RWI”), RWI Ventures Management II, LLC (“RWIM”), William R. Baumel (“Baumel”) and Mark J. Foley (“Foley” and collectively with RWI and RWIM, and Baumel, the “Reporting Persons”).  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)  Includes (a) 718,357 shares of Common Stock of the Issuer, (b) warrants to purchase up to 69,550 shares of common stock of the Issuer at an exercise price of $1.10 per share and (c) 3% Convertible Notes due 2014 convertible at any time into 902,772 shares of common stock of the Issuer at a conversion price of $1.10.   The reported securities are owned directly by RWI Ventures II, L.P., and indirectly by RWI Ventures II Management LLC, as general partner of RWI Ventures II, L.P., and William R. Baumel and Mark J. Foley, as managing members of RWI Ventures II Management LLC. RWI Ventures II Management LLC, Mr. Baumel and Mr. Foley disclaim beneficial ownership of the reported securities except to the extent of their pecuniary interest therein.

(3)  All percentage ownership reported in this Schedule 13D is based on an aggregate of 18,745,094 shares of common stock, par value $.0.01 per share of the Issuer ("Common Stock") based upon the sum of (i) 13,391,439 shares of common stock, par value $.0.01 per share of the Issuer ("Common Stock"), outstanding as of May 7, 2010, as reported by the Issuer in its Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 7, 2010; (ii) 2,416,272 restricted shares of Common Stock issued in connection with an Asset Purchase Agreement, as reported by the Issuer in its Current Report on Form 8-K, filed with the Securities and Exchange Commission on August 3, 2010; and (iii) 2,727,272 shares of Common Stock reserved for conversion of the $3 million of convertible notes at $1.10 per share and 210,111 shares of Common Stock issuable upon the exercise of the warrants, both issued under the Securities Purchase Agreement, as reported by the Issuer in its Current Report on Form 8-K, filed with the Securities and Exchange Commission on August 3, 2010.

CUSIP No. 85228F202	13D	Page 4 of 10 pages

1.	NAMES OF REPORTING PERSONS RWI Ventures II, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,690,679(2)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,690,679(2)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,690,679(2)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 9.0% (3)
14.	TYPE OF REPORTING PERSON PN

(1)  This Schedule 13D is filed by RWI Ventures II, L.P., (“RWI”), RWI Ventures Management II, LLC (“RWIM”), William R. Baumel (“Baumel”) and Mark J. Foley (“Foley” and collectively with RWI and RWIM, and Baumel, the “Reporting Persons”).  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)  Includes (a) 718,357 shares of Common Stock of the Issuer, (b) warrants to purchase up to 69,550 shares of common stock of the Issuer at an exercise price of $1.10 per share and (c) 3% Convertible Notes due 2014 convertible at any time into 902,772 shares of common stock of the Issuer at a conversion price of $1.10.   The reported securities are owned directly by RWI Ventures II, L.P., and indirectly by RWI Ventures II Management LLC, as general partner of RWI Ventures II, L.P., and William R. Baumel and Mark J. Foley, as managing members of RWI Ventures II Management LLC. RWI Ventures II Management LLC, Mr. Baumel and Mr. Foley disclaim beneficial ownership of the reported securities except to the extent of their pecuniary interest therein.

(3)  All percentage ownership reported in this Schedule 13D is based on an aggregate of 18,745,094 shares of common stock, par value $.0.01 per share of the Issuer ("Common Stock") based upon the sum of (i) 13,391,439 shares of common stock, par value $.0.01 per share of the Issuer ("Common Stock"), outstanding as of May 7, 2010, as reported by the Issuer in its Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 7, 2010; (ii) 2,416,272 restricted shares of Common Stock issued in connection with an Asset Purchase Agreement, as reported by the Issuer in its Current Report on Form 8-K, filed with the Securities and Exchange Commission on August 3, 2010; and (iii) 2,727,272 shares of Common Stock reserved for conversion of the $3 million of convertible notes at $1.10 per share and 210,111 shares of Common Stock issuable upon the exercise of the warrants, both issued under the Securities Purchase Agreement, as reported by the Issuer in its Current Report on Form 8-K, filed with the Securities and Exchange Commission on August 3, 2010.

CUSIP No. 85228F202	13D	Page 5 of 10 pages

1.	NAMES OF REPORTING PERSONS RWI Ventures Management II, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,690,679(2)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,690,679(2)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,690,679(2)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 9.0% (3)
14.	TYPE OF REPORTING PERSON OO

(1)  This Schedule 13D is filed by RWI Ventures II, L.P., (“RWI”), RWI Ventures Management II, LLC (“RWIM”), William R. Baumel (“Baumel”) and Mark J. Foley (“Foley” and collectively with RWI and RWIM, and Baumel, the “Reporting Persons”).  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)  Includes (a) 718,357 shares of Common Stock of the Issuer, (b) warrants to purchase up to 69,550 shares of common stock of the Issuer at an exercise price of $1.10 per share and (c) 3% Convertible Notes due 2014 convertible at any time into 902,772 shares of common stock of the Issuer at a conversion price of $1.10.   The reported securities are owned directly by RWI Ventures II, L.P., and indirectly by RWI Ventures II Management LLC, as general partner of RWI Ventures II, L.P., and William R. Baumel and Mark J. Foley, as managing members of RWI Ventures II Management LLC. RWI Ventures II Management LLC, Mr. Baumel and Mr. Foley disclaim beneficial ownership of the reported securities except to the extent of their pecuniary interest therein.

(3)  All percentage ownership reported in this Schedule 13D is based on an aggregate of 18,745,094 shares of common stock, par value $.0.01 per share of the Issuer ("Common Stock") based upon the sum of (i) 13,391,439 shares of common stock, par value $.0.01 per share of the Issuer ("Common Stock"), outstanding as of May 7, 2010, as reported by the Issuer in its Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 7, 2010; (ii) 2,416,272 restricted shares of Common Stock issued in connection with an Asset Purchase Agreement, as reported by the Issuer in its Current Report on Form 8-K, filed with the Securities and Exchange Commission on August 3, 2010; and (iii) 2,727,272 shares of Common Stock reserved for conversion of the $3 million of convertible notes at $1.10 per share and 210,111 shares of Common Stock issuable upon the exercise of the warrants, both issued under the Securities Purchase Agreement, as reported by the Issuer in its Current Report on Form 8-K, filed with the Securities and Exchange Commission on August 3, 2010.

CUSIP No. 85228F202	13D	Page 6 of 10 pages

ITEM 1.                      Security and Issuer.

This Schedule 13D relates to the common stock, par value $0.01 per share (the “Common Stock”) of St. Bernard Software, Inc. (the “Issuer”). The principal executive office of the Issuer is located at 15015 Avenue of Science, San Diego, California 92128.  Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

ITEM 2.                      Identity and Background.

(a)   This Schedule 13D is filed by RWI Ventures II, L.P., (“RWI”), RWI Ventures Management II, LLC (“RWIM”), William R. Baumel (“Baumel”) and Mark J. Foley (“Foley” and collectively with RWI and RWIM, and Baumel, the “Reporting Persons”).  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(b)   The address of the principal place of business of the Reporting Persons is RWI Ventures II, L.P., 900 E. Hamilton Avenue, Suite 100, Campbell, California 95008.

(c)   The principal business of the Reporting Persons is venture capital investment.

(d)   During the last five years, none of the Listed Persons (as defined below), to the knowledge of the Reporting Persons, has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)   During the last five years, none of the Listed Persons (as defined below), to the knowledge of the Reporting Persons, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)    RWI is a Delaware limited partnership.  RWIM  is a Delaware limited liability company.  Baumel is a citizen of the United States of America.  Foley is a citizen of the United States of America.

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the managers and each other person controlling RWIM, the general partner of RWI (the “Listed Persons”), required by Item 2 of Schedule 13D is listed on Schedule I hereto and is incorporated by reference herein.

ITEM 3.                      Source and Amount of Funds or Other Consideration.

The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 3, as applicable.

ITEM 4.                      Purpose of Transaction.

On August 2, 2010, in connection with an Asset Purchase Agreement (“APA”) among the Issuer, Red Condor, Inc., a private Delaware corporation (“Red Condor”) and certain note holders of Red Condor, pursuant to which the Issuer purchased substantially all of the assets and assumed certain liabilities of Red Condor for restricted shares of Common Stock, RWI received 718,357 shares of Common Stock (the “Shares”).  The source of funds for the purchase of the Shares was provided by the cancellation of existing indebtedness of Red Condor held by RWI.

In addition, in connection with the APA and pursuant to that certain Securities Purchase Agreement (“SPA”) among the Issuer and certain investors identified therein, dated July 28, 2010, RWI purchased $993,050 worth of 3% Convertible Notes due 2014 (the “Notes”) and warrants to purchase up to 69,550 shares of Common Stock (the “Warrants”).  The Notes are convertible into 902,772 shares of common stock of the Issuer.  RWI may convert the Notes at any time into shares of Common Stock at a conversion price of $1.10.   The Warrants have an exercise price equal to $1.10 per share, are immediately exercisable and expire on August 2, 2014.  The source of funds for the purchase of the Notes was the working capital of RWI.

In connection with the SPA, the Issuer appointed William R. Baumel to the Issuer’s Board of Directors.  Under the terms of the SPA, the Issuer agreed to use commercially reasonable efforts to cause the appointment and maintenance in office a designee of RWI Ventures (the “RWI Designee”) to the Issuer’s Board of Directors, with William R. Baumel being the initial RWI Designee, so long as RWI Ventures holds in the aggregate at least 50% of (i) the shares of Common Stock issued to it pursuant to the APA and (ii) the shares of Common Stock issued or issuable upon conversion and/or exercise of the Notes and Warrants purchased by RWI Ventures hereunder.

CUSIP No. 85228F202	13D	Page 7 of 10 pages

Except as otherwise set forth in this Schedule 13D, the Reporting Person has no present plans or proposals which relate to or would result in:

(a)    The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer, except as set forth in the SPA;

(b)    An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c)    A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d)    Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)    Any material change in the present capitalization or dividend policy of the issuer;

(f)    Any other material change in the issuer’s business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g)    Changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h)    Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)    A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)    Any action similar to any of those enumerated above.

ITEM 5.                      Interest in Securities of the Issuer.

(a)-(b) The following information with respect to the ownership of the Common Stock of the Issuer by the persons filing this statement on this Schedule 13D is provided as of August 10, 2010:

Reporting Persons	Shares Held Directly	Notes. / Warrants Held Directly (1)	Sole Voting Power	Shared Voting Power (2)	Sole Dispositive Power	Shared Dispositive Power (1)	Beneficial Ownership	Percentage of Class (3)

RWI	718,357	972,322	0	1,690,679	0	1,690,679	1,690,679	9.0%

RWIM	0	0	0	1,690,679	0	1,690,679	1,690,679	9.0%

Baumel	0	0	0	1,690,679	0	1,690,679	1,690,679	9.0%

Foley	0	0	0	1,690,679	0	1,690,679	1,690,679	9.0%

(1) Includes (a) warrants to purchase up to 69,550 shares of common stock of the Issuer at an exercise price of $1.10 per share and (b) 3% Convertible Notes due 2014 convertible at any time into 902,772 shares of common stock of the Issuer at a conversion price of $1.10.   The reported securities are owned directly by RWI Ventures II, L.P., and indirectly by RWI Ventures II Management LLC, as general partner of RWI Ventures II, L.P., and William R. Baumel and Mark J. Foley, as managing members of RWI Ventures II Management LLC. RWI Ventures II Management LLC, Mr. Baumel and Mr. Foley disclaim beneficial ownership of the reported securities except to the extent of their pecuniary interest therein.

(2) Includes (a) 718,357 shares of Common Stock of the Issuer, (b) warrants to purchase up to 69,550 shares of common stock of the Issuer at an exercise price of $1.10 per share and (c) 3% Convertible Notes due 2014 convertible at any time into 902,772 shares of common stock of the Issuer at a conversion price of $1.10.   The reported securities are owned directly by RWI Ventures II, L.P., and indirectly by RWI Ventures II Management LLC, as general partner of RWI Ventures II, L.P., and William R. Baumel and Mark J. Foley, as managing members of RWI Ventures II Management LLC. RWI Ventures II Management LLC, Mr. Baumel and Mr. Foley disclaim beneficial ownership of the reported securities except to the extent of their pecuniary interest therein.

(3)  All percentage ownership reported in this Schedule 13D is based on an aggregate of 18,745,094 shares of common stock, par value $.0.01 per share of the Issuer ("Common Stock") based upon the sum of (i) 13,391,439 shares of common stock, par value $.0.01 per share of the Issuer ("Common Stock"), outstanding as of May 7, 2010, as reported by the Issuer in its Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 7, 2010; (ii) 2,416,272 restricted shares of Common Stock issued in connection with an Asset Purchase Agreement, as reported by the Issuer in its Current Report on Form 8-K, filed with the Securities and Exchange Commission on August 3, 2010; and (iii) 2,727,272 shares of Common Stock reserved for conversion of the $3 million of convertible notes at $1.10 per share and 210,111 shares of Common Stock issuable upon the exercise of the warrants, both issued under the Securities Purchase Agreement, as reported by the Issuer in its Current Report on Form 8-K, filed with the Securities and Exchange Commission on August 3, 2010.

CUSIP No. 85228F202	13D	Page 8 of 10 pages

ITEM 6.                      Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 6, as applicable.

ITEM 7.                      Materials to be Filed as Exhibits.

Exhibit 1:
Asset Purchase Agreement dated as of July 28, 2010, by and among St. Bernard Software, Inc., Red Condor, Inc. and certain note holders of Red Condor, Inc. (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 3, 2010).

Exhibit 2:
Securities Purchase Agreement dated as of August 2, 2010, by and among St. Bernard Software, Inc. and the investors listed therein (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 3, 2010).

Exhibit 3:
Form of Convertible Notes pursuant to the Securities Purchase Agreement therein (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 3, 2010).

Exhibit 4:
Form of Warrant pursuant to the Securities Purchase Agreement (incorporated by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 3, 2010).

Exhibit 5:	Agreement regarding filing of joint Schedule 13D.

CUSIP No. 85228F202	13D	Page 9 of 10 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

EXECUTED as a sealed instrument this 11th day of August, 2010.

RWI VENTURES II, L.P.

By:	RWI Ventures Management II, LLC
Its:	General Partner

By:	/s/ William R. Baumel
Name:	William R. Baumel
Manager

RWI VENTURES MANAGEMENT II, LLC

By:	/s/ William R. Baumel
Name:	William R. Baumel
Manager

/s/ William R. Baumel
William R. Baumel

/s/ Mark J. Foley
Mark J. Foley

CUSIP No. 85228F202	13D	Page 10 of 10 pages

EXHIBIT INDEX

Exhibit 1:
Asset Purchase Agreement dated as of July 28, 2010, by and among St. Bernard Software, Inc., Red Condor, Inc. and certain note holders of Red Condor, Inc. (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 3, 2010).

Exhibit 2:
Securities Purchase Agreement dated as of August 2, 2010, by and among St. Bernard Software, Inc. and the investors listed therein (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 3, 2010).

Exhibit 3:
Form of Convertible Notes pursuant to the Securities Purchase Agreement therein (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 3, 2010).

Exhibit 4:
Form of Warrant pursuant to the Securities Purchase Agreement (incorporated by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 3, 2010).

Exhibit 5:	Agreement regarding filing of joint Schedule 13D.

Exhibit 5

JOINT FILING STATEMENT

I, the undersigned, hereby express my agreement that the attached Schedule 13D (and any amendments thereto) relating to the common stock of St. Bernard Software, Inc.. is filed on behalf of each of the undersigned.

Dated August 11, 2010

RWI VENTURES II, L.P.

By:	RWI Ventures Management II, LLC
Its:	General Partner

By:	/s/ William R. Baumel

Name:	William R. Baumel
Manager

RWI VENTURES MANAGEMENT II, LLC

By:	/s/ William R. Baumel

Name:	William R. Baumel
Manager

/s/ William R. Baumel
William R. Baumel

/s/ Mark J. Foley
Mark J. Foley